Press Release

Exhibit 99.1

FOR IMMEDIATE RELEASE	For further information contact:
Annie Sun
Investor Relations Department
Country/City Code 8862 Tel: 2656-8096
ir@gigamedia.com.tw

Purchase of GigaMedia Shares by CEO Cheng-Ming Huang

TAIPEI, Taiwan, August 10, 2017 – GigaMedia Limited (NASDAQ: GIGM) today announced that its Chief Executive Officer Cheng-Ming Huang a.k.a. James Huang has purchased a total of 37,608 shares of GigaMedia stock by Pacific Star Universal Group Ltd. at an average price of $2.986 on August 4, 2017. The purchases were made during an open window period and in full compliance with all company and legal guidelines. Mr. Huang’s decision to purchase shares reflects his firm confidence in the company.

About GigaMedia

Headquartered in Taipei, Taiwan, GigaMedia Limited (Singapore registration number: 199905474H) is a diversified provider of online games. GigaMedia’s online games business is an innovative leader in Asia with growing game development, distribution and operation capabilities, as well as platform services for games; focus is on mobile games and social casino games. More information on GigaMedia can be obtained from www.gigamedia.com.tw

The statements included above and elsewhere in this press release that are not historical in nature are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the company's current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain factors that could cause actual results to vary can be found in GigaMedia's Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in April 2017.

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